SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 3, Bloco A, Sobreloja
70713-000 Brasilia — DF,
Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		149,285	0	0
Shares	Preferred		1,011,364	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	0	Buy	0			0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				149,285	0	0
Shares	Preferred				1,011,364	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Parent Company Name: TELPART PARTICIPAÇÕES S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		51	0	0
Shares	Preferred		0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				51	0	0
Shares	Preferred				0	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Subsidiary Company Name: AMAZÔNIA CELULAR S.A. - MARANHÃO
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		16	0	0
Shares	Preferred		0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				16	0	0
Shares	Preferred				0	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		24,799	0	0
Shares	Preferred		15,666	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				24,799	0	0
Shares	Preferred				15,666	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Parent Company Name: TELPART PARTICIPAÇÕES S.A.
Group and Related Persons	( ) Board of Directors	( X) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0	0
Shares	Preferred		0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Subsidiary Company Name: AMAZÔNIA CELULAR S.A. - MARANHÃO
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0	0
Shares	Preferred		0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		6,140	0	0
Shares	Preferred		6,142	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				6,140	0	0
Shares	Preferred				6,142	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Parent Company Name: TELPART PARTICIPAÇÕES S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0	0
Shares	Preferred		0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Subsidiary Company Name: AMAZÔNIA CELULAR S.A. - MARANHÃO
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		9	0	0
Shares	Preferred		0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0			0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				9	0	0
Shares	Preferred				0	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Audit Committee	( X ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0	0
Shares	Preferred		0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Parent Company Name: TELPART PARTICIPAÇÕES S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Audit Committee	( X ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0	0
Shares	Preferred		0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Subsidiary Company Name: AMAZÔNIA CELULAR S.A. - MARANHÃO
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Audit Committee	( X ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0	0
Shares	Preferred		0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0

(1)	When filing in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ricardo Del Guerra Perpetuo

Name:	Ricardo Del Guerra Perpetuo
Title:	Chief Financial Officer and
Head of Investor Relations